Form 51-102F3
Material Change Report

Item 1	Name and Address of Company Silver Standard Resources Inc. 1400 - 999 West Hastings Street Vancouver, BC V6C 2W2
Item 2	Date of Material Change May 10, 2010
Item 3	News Release The news release dated May 10, 2010 was disseminated through Marketwire’s Canada and US Investment, Continental Europe Finance and UK Media and Analysts Disclosure Networks.
Item 4
Summary of Material Change

Silver Standard Resources Inc. provided updates on the Pirquitas Mine and principal development projects and reports on headline financial results from the company’s first quarter of 2010.

Item 5	Full Description of Material Change
5.1 Full Description of Material Change See attached news release dated May 10, 2010.
5.2 Disclosure for Restructuring Transactions Not applicable.
Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102 Not applicable.
Item 7	Omitted Information Not applicable.
Item 8	Executive Officer Joseph J. Ovsenek, Senior Vice President, Corporate Development 604.689.3846
Item 9	Date of Report Dated at Vancouver, BC, this 10th day of May, 2010

May 10, 2010	News Release 10-15

SILVER STANDARD REPORTS FIRST QUARTER 2010 RESULTS

Vancouver, B.C. – Silver Standard Resources Inc. provides the following updates on the Pirquitas Mine and principal development projects and reports on headline financial results from the company’s first quarter of 2010.  Effective January 1, 2009, the company adopted the U.S. dollar as its reporting currency and all figures are in U.S. dollars, unless otherwise noted.

(This news release contains forward-looking information that is subject to the risks and assumptions set out in the company’s Cautionary Statements on Forward-Looking Information located on the last page of this news release.)

Pirquitas Mine, Argentina

The Pirquitas Mine achieved production on December 1, 2009 on completion of the operational commissioning and testing phase.  As expected, the mill completed processing oxide ores in December and began processing transitional ore at the beginning of the year as the mine continued to ramp-up.

During the first quarter the mill processed 276,375 tonnes of transitional ore at an average milling rate of 3,070 tonnes per day, producing 609,258 ounces of silver.  Processing was impacted by a tertiary crusher screen failure which was successfully repaired in March.  Open pit mining continued to operate very well with 3,876,000 tonnes or 43,000 tonnes per day mined.

The transitional ore contained silver head grades of 129 grams/tonne and achieved recoveries of 53.2%.  While recoveries from the transitional ore were challenging, significant metallurgical testing has been completed on transition and sulphide ores, enabling the optimization of the mix of reagents to improve the quality and consistency of silver concentrates produced.

During the month of April 2010, the mill started to process transitional and sulphide ore with 111,799 tonnes of transitional and sulphide ore processed at an average silver grade of 252 grams per tonne to produce 535,400 ounces of silver.

Current mining activity has exposed transitional and sulphide ore, which was introduced to the mill late in the first quarter.  The mine is expected to process sulphide ore at full capacity toward the end of the second quarter of 2010.  Significant zinc values have been encountered in the transition and sulphide ores, presenting the opportunity to produce a saleable zinc concentrate from the installed flotation facility.  The mine will begin producing zinc concentrates in the second quarter to be available for market in the third quarter.

The tin circuit is commissioned and will be operated when suitable material is available.  Due to the lower tin grades in the initial levels of the mine, tin production is now estimated at 800,000 pounds for 2010 compared to the previous estimate of two million pounds.  Production for the full year of 2010 is expected to be seven million ounces of silver at an average cash production cost of $10.00 per ounce of silver (net of by-product credits) and $14.00 per ounce cash operating costs including royalties and taxes(1).  Both the average cash production and cash operating cost per ounce have increased $1 per ounce of silver due to the estimated reduction of tin revenue.  Please refer to the cautionary note regarding forward-looking statements and non-GAAP financial performance measures contained in the Management Discussion & Analysis.

Financial Results
(All figures are in US dollars unless otherwise noted)

•	Silver Standard produced a total of 609,258 ounces of silver and sold 906,936 ounces during the first quarter of 2010.

•
The company recorded a net loss of $7.6 million or $0.10 per share for the three months ended March 31, 2010, compared to a net loss of $2.6 million or $0.04 per share for the same period in the prior year.

•
Loss from mining operations for the first quarter was $16.7 million including revenues of $11.5 million which were net of deductions, treatment and refining charges.  Cost of sales was $28.2 million including $7.8 million in non-cash depletion, depreciation and amortization.

•
For the three months ended March 31, 2010, exploration expenditures totalled $7.4 million, compared to $3.1 million in the first quarter of 2009.  Expenditures totalled $3.1 million at the San Luis Project in Peru ($0.8 million in the first quarter of 2009); $1.8 million at Pitarrilla in Mexico ($1.4 million in the first quarter of 2009); $0.9 million for the Snowfield Project in Canada ($0.1 million in the first quarter of 2009); and $0.3 million at the Brucejack Project, Canada ($nil in the first quarter of 2009).

•
Cash and cash equivalents at March 31, 2010 were $103.0 million compared to $26.7 million at December 31, 2009.  Working capital at March 31, 2010 was $117.4 million compared to $24.5 million at December 31, 2009.

•
In February 2010, the company completed a public offering of 6,728,755 common shares (including a partial exercise of an over-allotment option) at $17.00 per share, for net proceeds of approximately $108.0 million after commissions and expenses.

•
In February 2010, the company sold its 100% interest in the Silvertip Project to Silvercorp Metals Inc.  Silver Standard received a total consideration of $15.0 million for an estimated after-tax gain of $13.1 million.  The sale of the Silvertip Project is part of the ongoing rationalization of Silver Standard’s portfolio of non-core assets.

(1) Cash production cost per ounce and cash operating cost per ounce are Non-GAAP measures discussed under non-GAAP financial performance measures contained in the MD&A for the quarter ended March 31, 2010.

Selected Financial Data
(US$000’s, except per share amounts)

This summary of selected financial data should be read in conjunction with the management discussion and analysis (“MD&A”) of the unaudited consolidated operating results and financial condition of the company for the three months ended March 31, 2010 and audited results for the year and quarter ended December 31, 2009.

	Three Months Ended March 31
	2010	2009
Loss	(7,637)	(2,598)
Loss per share (basic and diluted)	(0.10)	(0.04)
Cash used in operating activities	(16,198)	(4,006)
Cash generated by financing activities	108,357	93,754
Cash used in mineral property costs, property, plant and equipment	(21,241)	(49,568)

Financial Position	March 31, 2010	December 31, 2009
Cash and cash equivalents	102,995	26,659
Accounts receivable	8,515	6,238
Marketable securities	24,862	17,863
Inventories	17,058	20,565
Current assets – total	156,031	75,197
Current liabilities – total	38,590	50,682
Working capital	117,441	24,515
Total assets	837,452	749,925

Principal Projects

San Luis Project, Peru

The feasibility study has been finalized and approved by the board of Silver Standard for submission to the joint venture.  With the completion of the feasibility study, Silver Standard has now vested a 70% interest in the joint venture.  The joint venture will meet to consider and approve the feasibility study no sooner than three months and no later than six months.   See the news release dated May 10, 2010, for details on the San Luis Feasibility Study.

Pitarrilla Project

At Pitarrilla in Mexico, the Breccia Ridge underground feasibility study is underway and planned for completion in Q4 2010.

Brucejack and Snowfield Projects

On the Brucejack Project, which borders the Snowfield Project to the south, a 24,000-meter drill program is being planned.  One goal of the drilling is the expansion of the newly-discovered Bridge Zone, which interpretation suggests may have the potential to be a gold-copper-molybdenum porphyry similar to the Snowfield Project six kilometers to the north.  Other drill targets include the continued testing for expansion of the high-grade Galena Hill and West Zones, and new areas which have been defined by surface sampling and mapping.

This season’s exploration program at Snowfield will include an 18,000-meter diamond drill program. Engineering studies on other dimensions of the project are also underway.

Other Pipeline Projects

Three other properties with significant exploration potential will be drill-tested this year.  At Berenguela in Peru, a 5,000-meter diamond drill program is expected to commence in late May to test for the source at depth of the silver-copper resource at surface.  At San Agustin in Mexico, a 6,000-meter diamond drill program will test in Q3 for additional surface oxide mineralization and potential high-grade and breccia-hosted mineralization at depth.  At Challacollo in Chile, a 5,000-meter drill program will test for Pitarrilla-style mineralization as well as copper porphyry potential.  This program is planned for the second half of 2010.

Management Discussion & Analysis and Conference Call

This news release should be read in conjunction with Silver Standard’s First Quarter 2010 Financial Statements and Management’s Discussion and Analysis filed with Canadian securities regulators available at www.sedar.com or the company’s web site at www.silverstandard.com.  A conference call with management to review First Quarter 2010 financial results and project activities is scheduled for Wednesday, May 12, 2010, at 11:00 a.m. EST.

Toll-free in North America:	(888) 429-4600
Overseas:	(970) 315-0481

This call will also be web-cast and can be accessed at the following web location:

http://ir.silverstandard.com/events.cfm

The call will be archived and available at www.silverstandard.com after May 12, 2010.

Audio replay will be available for one week by calling toll free in North America: (800) 642-1687, conference ID 64020753; and overseas callers may telephone (706) 645-9291, conference ID 64020753. (Source: Silver Standard Resources Inc.)

Contact:

Paul LaFontaine, Director, Investor Relations
Silver Standard Resources Inc.
Vancouver, B.C.
N.A. toll-free: (888) 338-0046
           Direct: (604) 484-8212
E-Mail: invest@silverstandard.com

Cautionary Statements on Forward Looking Information: Statements in this news release relating to the estimated production, recoveries of silver and tin, timing of processing of sulphide ore and operations of the tin circuit, anticipated revenues, cash and operating costs per silver ounce, cost to complete construction, estimated costs of mining, milling and administration, operations of the tin circuit, all relating to the Pirquitas Mine, timing to complete feasibility studies and assessments of principal projects, and certain statements relating to our other projects, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and forward looking information within Canadian securities laws (collectively “forward looking statements”). Forward-looking statements are statements that are not historical facts and that are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements. Such risks and uncertainties include, but are not limited to, the company’s ability to raise sufficient capital to fund development; changes in economic conditions or financial markets; changes in prices for the company’s mineral products or increases in input costs; uncertainty of production cost estimates for the Pirquitas Mine, risks and uncertainties associated with new mining operations, including start-up delays and operational issues, risks relating to the interpretation of drill results and the geology, grade and continuity of our mineral deposits; litigation, legislative, environmental and other judicial, regulatory, political and competitive developments in Argentina, Australia, Canada, Chile, Mexico, Peru, the United States and other jurisdictions in which the company may carry on business; technological and operational difficulties or the delay, non-compliance or inability to obtain permits encountered in connection with exploration and development activities; labour relations matters; and changing foreign exchange rates, all of which are described more fully in the company’s most recent Form 20-F, and in the Management Discussion and Analysis under the heading “Risks and Uncertainties” and in other filings with the Securities and Exchange Commission and Canadian regulatory authorities.

Cautionary note to U.S. investors: The terms “measured mineral resource”, “indicated mineral resource”, and “inferred mineral resource” used in this news release are Canadian geological and mining terms as defined in accordance with National Instrument 43-101, Standards of Disclosure for Mineral Projects (“NI 43-101”) under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resources and Mineral Reserves.  We advise U.S. investors that while such terms are recognized and required under Canadian regulations, the U.S. Securities and Exchange Commission (the “SEC”) does not recognize these terms.  “Inferred mineral resources” in particular have a great amount of uncertainty as to their economic feasibility.  It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category.  Under Canadian rules estimates of inferred mineral resources may not generally form the basis of feasibility or other economic studies.  U.S. investors are cautioned not to assume that any part or all of an inferred mineral resource exists, or is economically or legally mineable.  Disclosure of contained metal expressed in ounces is in compliance with NI 43-101, but does not meet the requirements of Industry Guide 7 of the SEC, which will only accept the disclosure of tonnage and grade estimates for non-reserve mineralization.